UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2026

David Dodd
President & Chief Executive Officer
GeoVax Labs, Inc.
1955 Lake Park Drive, Suite 300
Smyrna, GA 30080

Re: GeoVax Labs, Inc.
Registration Statement on Form S-1
Filed May 26, 2026
File No. 333-296214

Dear David Dodd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: F. Reid Avett, Esq.